



For the attention of Commission Staff: Please note the following amendments to form SBSE-A filed today (27 March 2023):

1. The first amendment was that all Principals' titles now reflect their current business title, including for Tracey McDermott, SCB's Chief Compliance Officer; and

2. The second amendment was made in light of the retirement of our prior Group Chief Risk Officer (an NFA-registered Principal), Mark Smith and the appointment of Standard Chartered Bank's new Group Chief Risk Officer, Sadia Ricke.